UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         York International Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.005 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    986670107
                                -----------------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement}

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

 CUSIP No. 986670107                   13G
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1)    NAMES OF REPORTING PERSONS.

      Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (A) [ ]

                                                                         (B) [X]
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3)    SEC USE ONLY
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4)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
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     NUMBER  OF  SHARES     5)     SOLE  VOTING POWER                          0
     BENEFICIALLY           ----------------------------------------------------
     OWNED  BY  EACH        6)     SHARED  VOTING  POWER                       0
     REPORTING              ----------------------------------------------------
     PERSON  WITH           7)     SOLE  DISPOSITIVE  POWER                    0
                            ----------------------------------------------------
                            8)     SHARED  DISPOSITIVE  POWER                  0
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9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             0
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10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                                     [  ]
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11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       0.0%
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12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             OO
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                                Page 2 of 6 Pages

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Item 1(a).            Name of Issuer:             York International Corporation
--------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      631 South Richland Avenue
                      York, Pennsylvania 17403
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Item 2(a).            Name of Person Filing:

                      This Schedule is being by filed by Mason Capital Management LLC ("Mason Management"), a Delaware limited liability company, with respect to shares of Common Stock directly owned by Mason Capital, LP ("Mason Capital LP"), a Delaware limited partnership; Mason Capital, Ltd. ("Mason Capital Ltd."), a corporation organized under the laws of the Cayman Islands; and certain other funds and accounts (the "Managed Accounts").

                      Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Ltd. and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Ltd. and the Managed Accounts to vote and dispose of such shares.

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Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The principal business office address of Mason Management is:

                      110 East 59th Street
                      New York, New York 10082

--------------------------------------------------------------------------------
Item 2(c).            Citizenship:

                      The place of organization of Mason Management is Delaware.


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Item 2(d).            Title of Class of Securities:   Common Stock, par value
                                                      $0.005 per share

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Item 2(e).            CUSIP Number:                                    986670107
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                                Page 3 of 6 Pages

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Item 3.               If this statement is filed pursuant to Rules 13d-1(b), or
                      13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the Act
                      (15 U.S.C.78o).
              (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).
              (c) [ ] Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
              (d) [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).
              (e) [X] An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);
              (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
              (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
              (h) [ ] A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [ ] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

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Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:                                        0

         (b) Percent of class:                                              0.0%

         (c) Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote                    0

               (ii) Shared power to vote or to direct the vote                 0

               (iii) Sole power to dispose or to direct the disposition of     0

               (iv) Shared power to dispose or to direct the disposition of    0


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby for Mason Management have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.


                                Page 4 of 6 Pages

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Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                             [X]
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Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by Mason Management is held by the Managed Accounts, Mason Capital LP or Mason Capital Ltd., as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of Mason Management, none of these advisory clients hold such right with respect to more than five percent of the outstanding Common Stock. Mason Management itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable.
--------------------------------------------------------------------------------
Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
--------------------------------------------------------------------------------
Item 9                Notice of Dissolution of Group.

                      Not Applicable.
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                                Page 5 of 6 Pages

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Item 10.              Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2006
                                            MASON CAPITAL MANAGEMENT LLC



                                            By: /s/ John Grizzetti
                                               -------------------------
                                               John Grizzetti
                                               Chief Financial Officer



                                Page 6 of 6 Pages